PROKOM
SOFTWARE SA

04010148

FAX

04 FEB 27 AM 7:21

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 26 Feb 2004 *pages:* 1 + 20

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraph 1.2 and 57.1.1 and 61 of the Decree of the Ministries Committee, dated 16th October of 2001 (Official Journal no 139 item 15..) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **QUARTERLY REPORT FOR 4th QUARTER 2003 UNDER POLISH ACCOUNTING STANDARDS**

The Management Board of Prokom Software SA informs, that:

Please find attached a copy of the Quarterly Report for 4th quarter 2003 under Polish Accounting Standards.

26 Feb, 2004 Dariusz Górka
Member of the Management Board

PROCESSED
FEB 27 2004
THOMSON FINANCIAL

dlw 2/27

PROKOM SOFTWARE SA SA-QSr 4 / 2002 In thousand PLN

Form SA-QSr 4 / 2003

Pursuant to section 1,2, section 57.2 and section 58.1 of the Decree of the Council of Ministers of 16 [illegible] ber 2001
the Management Board of Prokom Software S.A.
informs about the quarterly financial report for the 4th quarter of 2003

February 26, 2004
(date of report)

[illegible]		[illegible]	[illegible]	[illegible]	[illegible]
I.	Revenues	1 443 682	[illegible] 177	324 613	297 465
II.	Operating profit	150 048	[illegible] 025	33 739	48 331
III.	Profit before income tax	168 172	[illegible] 110	38 038	38 016
IV.	Net profit	103 990	[illegible] 631	23 382	19 028
V.	Cash flows from operating activities	171 337	[illegible] 114	38 525	47 837
VI.	Cash flows from investing activities	(140 503)	([illegible] 183)	(31 592)	(28 734)
VII.	Cash flows from financing activities	(78 719)	([illegible] 292)	(17 700)	(6 277)
VIII.	Net increase (decrease) in cash and cash equivalents	(47 885)	[illegible] 828	(10 767)	12 825
IX.	Total assets	1 619 381	1 [illegible] 846	343 303	395 166
X.	Total liabilities	784 871	[illegible] 691	168 533	224 536
XI.	Long-term liabilities	189 534	[illegible] 063	40 202	56 465
XII.	Short-term liabilities	549 431	[illegible] 574	116 476	153 618
XIII.	Shareholders' equity	679 828	[illegible] 562	144 123	134 213
XIV.	Share capital	13 781	[illegible] 534	2 924	3 388
XV.	Number of shares	13 781 201	13 [illegible] 624	13 701 201	13 534 624
XVI.	Basic earnings per ordinary share (in PLN / EUR)	7,53	[illegible],44	1,72	1,41
XVII.	Diluted earnings per ordinary share (in PLN / EUR)	-	-	-	-
XVIII.	Book value per share (in PLN / EUR)	49,28	[illegible],87	10,46	9,92
XIX.	Diluted book value per share (in PLN / EUR)	-	-	-	-
XX.	Dividend (either paid or declared) per share (in PLN / EUR)	-	-	-	-

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Assets				
I. Fixed assets	777 821	[illegible] 871	778 456	548 608
1. Intangible fixed assets, including:	38 281	[illegible] 379	25 896	7 063
- goodwill	60	77	126	145
2. Goodwill on consolidation	168 539	[illegible] 527	157 886	114 061
3. Tangible fixed assets	147 271	[illegible] 040	143 683	67 188
4. Long-term receivables	2 875	[illegible] 563	3 889	3 920
4.1. From related parties	1 602	1 602	1 602	1 602
4.2. From other parties	1 273	[illegible] 981	2 287	2 318
5. Long-term investments	403 458	[illegible] 561	407 482	322 529
5.1. Land and buildings	-	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long-term financial investments	403 209	[illegible] 312	407 258	322 308
a) in related parties, including:	314 738	[illegible] 020	319 171	274 328
- investments in associated undertakings accounted for by the equity method of accounting	28 498	[illegible] 547	33 977	13 320
- investments in subsidiaries not included in the consolidation	3 775	[illegible] 522	1 718	976
b) in other parties	88 471	[illegible] 292	88 087	47 977
5.4. Other long-term investments	249	249	224	224
6. Deferred tax and long-term deferred costs	21 417	[illegible] 301	41 087	33 857
6.1. Deferred tax	17 021	[illegible] 319	38 985	28 074
6.2. Deferred costs	4 396	[illegible] 582	4 102	5 783
II. Current assets	841 540	[illegible] 844	809 211	529 173
1. Inventories	36 786	[illegible] 383	67 877	72 844
2. Receivables	551 332	[illegible] 772	536 239	305 425
2.1. From related parties	28 060	[illegible] 106	37 967	63 506
2.2. From other parties	522 272	[illegible] 566	498 272	241 919
3. Short-term investments	216 271	[illegible] 536	184 057	146 655
3.1. Short-term financial investments	216 271	[illegible] 536	184 057	146 655
a) in related parties	69 891	[illegible] 287	100	49 563
b) in other parties	71 463	[illegible] 068	61 155	77 817
c) cash and cash equivalents	74 917	[illegible] 181	122 802	19 275
3.2. Other short-term investments	-	-	-	-
4. Short-term deferred costs	37 152	[illegible] 353	21 038	4 249
Total assets	1 619 381	1 [illegible] 115	1 588 646	1 077 782

Shareholders' equity and liabilities				
I. Shareholders' equity	679 828	[illegible] 386	539 582	512 374
1. Share capital	13 791	[illegible] 791	13 534	13 462
2. Unpaid capital	-	-	-	-
3. Own shares held (negative value)	-	-	-	-
4. Spare capital	696 652	[illegible] 652	556 989	555 988
5. Revaluation reserve	-	-	-	-
6. Other spare capital	-	-	-	-
7. Exchange rate differences on consolidation	-	-	-	-
a) foreign exchange gains	-	-	-	-
b) foreign exchange losses	-	-	-	-
8. Undistributed profit (not covered loss) from previous years	(134 608)	([illegible] 505)	(103 582)	(104 114)
9. Net profit (loss)	103 990	[illegible] 548	73 631	47 037
10. Net profit deductions (negative value)	-	-	-	-
II. Minority interest	144 562	[illegible] 481	148 393	26 620
III. Badwill on consolidation	-	210	-	-
IV. Liabilities and provisions	794 971	[illegible] 738	902 891	538 788
1. Deferred income tax and provisions	24 894	[illegible] 856	23 808	18 825
1.1. Deferred income tax	556	[illegible] 318	-	-
1.2. Provisions for retirement benefits and equivalent	1 605	[illegible] 282	1 742	800
a) long-term provisions	1 284	[illegible] 180	1 489	800
b) short-term provisions	321	[illegible] 102	253	-
1.3. Other provisions	22 733	[illegible] 275	22 124	18 025
a) long-term provisions	590	[illegible] 382	2 001	-
b) short-term provisions	22 143	[illegible] 193	20 123	16 025
2. Long-term liabilities	189 634	[illegible] 147	227 083	215 558
2.1. To related parties	34	34	34	34
2.2. To other parties	189 600	[illegible] 113	227 049	215 522
3. Short-term liabilities	549 431	[illegible] 344	617 574	293 197
3.1. To related parties	4 113	[illegible] 198	7 220	1 475
3.2. To other parties	541 280	[illegible] 091	607 719	289 919
3.3. Special funds	4 038	[illegible] 058	2 636	1 803
4. Badwill and accruals	31 012	[illegible] 291	34 188	13 210
4.1. Badwill	-	-	-	16
4.2. Accruals	31 012	[illegible] 291	34 188	13 194
a) long-term	3 772	[illegible] 142	441	221
b) short-term	27 240	[illegible] 149	33 727	12 973
Total liabilities and shareholders' equity	1 619 361	1 [illegible] 115	1 588 646	1 077 782

Book value	679 828	[illegible] 386	539 582	512 374
Number of shares	13 791 201	13 7[illegible] 201	13 534 524	13 534 524
Book value per share (in PLN)	49,29	[illegible],62	39,87	37,86
Anticipated number of shares	-	-	-	-
Diluted book value per share (in PLN)	-	-	-	-

OFF-BALANCE SHEET ITEMS (in thousand PLN)	[illegible]	[illegible]	[illegible]	[illegible]
1. Contingent receivables	-	-	-	-
1.1. From related parties	-	-	-	-
- guarantees received	-	-	-	-
1.2. From other parties	-	-	-	-
- guarantees received	-	-	-	-
2. Contingent liabilities	71 398	[illegible] 124	70 067	86 887
2.1. To related parties	7 960	[illegible] 142	8 276	22 681
- guarantees granted	7 960	[illegible] 142	8 276	22 681
2.2. To other parties	63 438	[illegible] 182	61 791	64 206
- guarantees granted	63 438	[illegible] 182	61 791	64 206
3. Other	1 942	[illegible] 238	36 450	0
- future lease payments	1 614	[illegible] 76	3 568	-
- commitment to purchase Wonlok S.A. Company	-	-	26 508	-
- commitment arising from the license agreement with Computer Associates Sp. z o.o.	-	-	6 376	-
- others	328	[illegible] 60	8	-
Total off-balance sheet items	73 340	[illegible] 360	106 517	86 887

CONSOLIDATED STATEMENT OF OPERATIONS (in thousand PLN)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
I. Revenues, including:	474 143		682	456 015	1 151 177
- from related parties	9 741		0 135	17 094	58 076
1. Sales of finished products and services	220 829		2 388	234 837	750 745
2. Sales of goods for resale and materials	253 514		1 318	221 178	400 432
II. Cost of sales, including:	323 884		9 330	331 423	703 284
- to related parties	3 750		0 435	4 575	24 852
1. Costs of products and services sold	96 503		8 448	123 791	345 836
2. Costs of goods and materials sold	227 381		0 881	207 632	357 448
III. Gross margin (I-II)	150 259		4 352	124 592	447 893
IV. Selling costs	20 262		5 159	23 915	57 730
V. General and administrative costs	67 208		7 083	50 919	175 771
VI. Net margin (III-IV-V)	62 789		1 230	49 758	214 392
VII. Other operating income	5 501		1 555	4 130	7 425
1. Profit on disposal of non-financial fixed assets	79		484	11	88
2. Donations received	38		138	27	87
3. Other operating income	5 384		7 833	4 092	7 230
VIII. Other operating expenses	14 934		1 736	10 924	34 792
1. Loss on disposal of non-financial fixed assets	288		857	(89)	522
2. Provisions for non-financial fixed assets	2 485		1 312	3 988	8 943
3. Other operating expenses	12 161		7 567	7 025	25 327
IX. Operating profit (VI+VII-VIII)	53 356		1 049	42 964	187 025
X. Financial income	15 448		560	19 350	62 757
1. Dividends and equivalents received, including:	5		158	16	141
- from related parties	5		5	-	-
2. Interest, including:	7 838		5 065	9 360	41 280
- from related parties	4 669		357	6 170	32 800
3. Profits on disposal of investments	2 021		5 131	(16)	834
4. Revaluation of investments	1 524		7 346	4 516	9 583
5. Other	4 060		7 861	5 484	10 939
XI. Financial expenses	32 703		841	(8 330)	66 814
1. Interest, including:	10 901		8 368	9 872	36 933
- to related parties	-		-	16	16
2. Losses on disposal of investments	(5)		3 388	98	2 530
3. Revaluation of investments	17 957		1 132	(16 888)	10 095
4. Other	3 850		2 986	(2 412)	20 259
XII. Profit (loss) on disposal of investments in relared parties	51 653		5 282	(5 315)	(4 318)
XIII. Profit on ordinary activities before taxes (IX+X-XI+/-XII)	87 754		2 050	55 329	178 650
XIV. Extraordinary items (XIV.1. - XIV.2.)	-		-	-	-
1. Extraordinary profit	-		-	-	-
2. Extraordinary loss	-		-	-	-
XV. Goodwill on consolidation amortisation	11 808		111	7 954	29 579
XVI. Badwill on consolidation amortisation	210		233	0	39
XVII. Profit before income tax (XIII+/-XIV-XV+XVI)	76 155		172	57 375	147 110
XVIII. Income tax	(727)		2 021	19 188	55 071
a) current tax	6 738		147	16 508	57 768
b) deferred tax	(7 465)		1 874	2 682	(2 897)
XX. Other obligatory charges	-		-	3	3
XXI. Share of result of associates	948		212)	(3 676)	(7 897)
XXII. Minority interest	(13 389)		949)	(8 014)	(10 408)
XXIII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	64 442		990	26 694	73 631
Net profit (for 12 months)	103 880			73 631	
Weighted average number of ordinary shares	13 623 546			13 534 005	
Basic earnings per ordinary share (in PLN)	7,63			5,44	
Weighted average anticipated number of ordinary shares	-			-	
Diluted earnings per ordinary share (in PLN)	-			-	

PROKOM SOFTWARE SA SA-QSr 4 / 2002 in thousand PLN

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
I. Opening balance of shareholders' equity	615 386		…818	512 374	485 598
a) changes in accounting policy	-		0	1 768	1 716
b) corrections of fundamental errors	-		…358)	-	(19 872)
c) changes in the shareholder's equity of subsidiaries from the date of acquiring these companies to the date they were firstly included in Prokom Software S.A. Capital Group's consolidated financial statements corrected by goodwill or badwill amortisatio	-		-	(1 246)	(1 246)
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	615 386		…582	514 140	486 188
1. Opening balance of share capital	13 791		…534	13 462	13 462
1.1. Changes in share capital	-		257	72	72
a) increase	-		257	72	72
- share issue	-		-	72	72
- conversion of bonds	-		257	-	-
b) decrease	-		-	-	-
- redemption of own shares	-		-	-	-
1.2. Closing balance of share capital	13 791		…791	13 534	13 534
2. Opening balance of unpaid capital	-		-	-	-
2.1. Changes in unpaid capital	-		-	-	-
a) increase	-		-	-	-
b) decrease	-		-	-	-
2.2. Closing balance of unpaid capital	-		-	-	-
3. Opening balance of own shares held	-		-	-	-
3.1. Changes in own shares held	-		-	-	-
a) increase	-		-	-	-
b) decrease	-		-	-	-
3.2. Closing balance of own shares held	-		-	-	-
4. Opening balance of spare capital	696 662		…989	555 989	499 747
4.1. Changes in spare capital	0		…863	0	56 242
a) increase	0		…863	0	56 242
- share premium	0		…052	-	-
- net profit distribution (statutory)	-		-	-	
- net profit distribution (over statutory-required minimum value)	-		…711	-	56 242
- net profit distribution due to adjustment to new accounting regulations	-		…900	-	-
- other	-		-	-	-
b) decrease	-		-	-	-
- loss cover	-		-	-	-
4.2. Closing balance of spare capital	696 662		…852	555 989	555 989
5. Opening balance of revaluation reserve	-		-	-	-
5.1. Changes in revaluation reserve	-		-	-	-
a) increase	-		-	-	-
b) decrease	-		-	-	-
- disposal of fixed assets	-		-	-	-
5.2. Closing balance of revaluation reserve	-		-	-	-
6. Opening balance of other spare capital	-		-	-	-
6.1. Changes in other spare capital	-		-	-	-
a) increase	-		-	-	-
b) decrease	-		-	-	-
6.2. Closing balance of other spare capital	-		-	-	-
7. Exchange rate differences on consolidation	-		-	-	-
8. Opening balance of undistributed profit (not covered loss) from previous years	(134 605)		…05)	(104 114)	(27 620)
8.1. Opening balance of undistributed profit from previous years	-		-	-	-
a) changes in accounting policy	-		-	-	-
b) corrections of fundamental errors	-		-	-	-
8.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	-		-	0	-
a) increase	-		-	-	-
- profit distribution to spare capital	-		-	-	-
- changes in shareholders equity of related companies	-		-	-	-
b) decrease	-		-	-	-
- profit distribution to spare capital	-		-	-	-
- dividend paid in a subsidiary company for minority shareholders	-		-	-	-
- other	-		-	-	-
8.3. Closing balance of undistributed profit from previous years	-		-	-	-
8.4. Opening balance of not covered loss from previous years	(134 605)		…05)	(104 114)	(27 620)
a) changes in accounting policy	0		0	1 768	1 716
b) corrections of fundamental errors	0		…58)	0	(19 872)
c) changes in the shareholder's equity of subsidiaries from the date of acquiring these companies to the date they were firstly included in Prokom Software S.A. Capital Group's consolidated financial statements corrected by goodwill or badwill amortisatio	-		-	(1 246)	(1 246)
8.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	(134 605)		…61)	(103 592)	(47 022)
a) increase	0		(1… 44)	0	(56 570)
- transfer of loss to be covered	-		0	-	-
- bonuses paid in an associate company	-		…94)	-	(328)
- profit distribution to spare capital	-		(1… 11)	-	(56 242)
- other changes in equity of subsidiaries and associates	-		(… 59)	-	-
b) decrease	-		-	-	-
- changes in the shareholder's equity of subsidiaries	-		-	-	-
8.6. Closing balance of not covered loss from previous years	(134 605)		(1… 05)	(103 592)	(103 592)
8.7. Closing balance of undistributed profit (not covered loss) from previous years	(134 605)		(1… 05)	(103 592)	(103 592)
9. Net profit (loss) for the period	84 442		…990	26 594	73 631
a) net profit	64 442		…990	26 594	78 987
b) net loss	-		-	-	
c) other net profit (loss) deductions	-		-	-	
d) correction of fundamental error	-		-	-	(5 356)
II. Closing balance of shareholders' equity	679 628		…928	539 662	539 562
III. Closing balance of shareholders' equity regarding the proposed profit distribution (loss coverage)	679 628		…928	539 562	539 562

CONSOLIDATED STATEMENT OF CASH FLOWS (in thousand PLN)	4 quarter 2002 from 01.10.2002 to 31.12.2002	[illegible] to 31.[illegible]	4 quarter 2001 from 01.10.2001 to 31.12.2001	cumulative from 01.01.2001 to 31.12.2001
A. Cash flows from operating activities				
I. Net profit (loss)	84 442	[illegible]	26 684	73 631
II. Adjustments to reconcile net profit to net cash generated by operating activities:	20 891	[illegible]	24 237	111 483
1. Minority interest	13 388	[illegible]	8 014	10 408
2. Share of result of associates	(860)	[illegible]	3 578	7 897
3. Depreciation, including:	21 431	[illegible]	15 217	58 236
- goodwill and badwill on consolidation amortisation	11 599	[illegible]	7 854	29 640
4. Foreign exchange gains (losses)	5 342	[illegible]	(1 259)	11 472
5. Interest and dividends received and paid	(360)	[illegible]	11 842	(5 180)
6. (Gains) losses from investing activities	(53 508)	[illegible]	(15 751)	1 362
7. Change in provisions	(12 586)	[illegible]	(4 874)	6 105
8. Change in inventories	(3 409)	[illegible]	27 819	9 848
9. Change in receivables	(118 968)	[illegible]	(151 149)	(31 087)
10. Change in short-term liabilities (except for credit facilities and loans)	136 308	[illegible]	140 128	30 756
11. Change in prepayments and accruals' balance	4 552	[illegible]	(9 848)	(10 687)
12. (Received) Contributed donations	2 238	[illegible]	3 921	20 016
12. Other adjustments	27 344	[illegible]	(3 100)	2 144
III. Cash flows from operating activities (I+/-II)	86 333	[illegible]	50 881	184 114
B. Cash flows from investing activities				
I. Cash inflows from investing activities	124 262	[illegible]	57 711	191 725
1. Disposal of intangible and tangible fixed assets	66	[illegible]	218	893
2. Disposal of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Disposal of financial investments, including those:	124 196	[illegible]	63 783	190 832
a) in related parties	13 420	[illegible]	47 207	60 388
- disposal of financial assets	8 999	[illegible]	51 687	26 701
- dividends and equivalents received	230	[illegible]	0	880
- repayment of long-term loans granted	-	-	-	-
- repayment of short-term loans granted	-	-	(11)	-
- interest	4 795	[illegible]	(4 469)	32 766
- other cash inflows from financial assets	(604)	0	0	0
b) in other parties	110 776	[illegible]	18 576	130 446
- disposal of financial assets	83 463	[illegible]	0	112 446
- dividends and equivalents received	2	[illegible]	141	141
- repayment of long-term loans granted	14 921	[illegible]	(124)	-
- repayment of short-term loans granted	200	[illegible]	-	-
- interest	515	[illegible]	504	1 862
- other cash inflows from financial assets	1 675	[illegible]	15 995	15 988
4. Other cash inflows from investing activities	-	-	(6 291)	-
II. Cash outflows from investing activities	(72 230)	[illegible]	(59 707)	(302 918)
1. Purchase of intangible and tangible fixed assets	(37 577)	[illegible]	(18 038)	(45 787)
2. Purchase of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Purchase of financial investments, including those:	(34 875)	[illegible]	(40 088)	(253 196)
a) in related parties	(1 390)	[illegible]	0	(77 441)
- purchase of financial assets	(503)	[illegible]	0	(77 441)
- long-term loans granted	(887)	[illegible]	-	-
- short-term loans granted	0	[illegible]	-	-
b) in other parties	(33 485)	[illegible]	(40 088)	(175 755)
- purchase of financial assets	(34 006)	[illegible]	(5 033)	(77 042)
- long-term loans granted	(128)	[illegible]	(18 946)	(70 912)
- short-term loans granted	650	0	0	(11 712)
- purchase of other financial assets	0	[illegible]	(16 089)	(16 089)
4. Dividends and equivalents paid to minority shareholders	0	[illegible]	0	(3 930)
5. Other cash outflows from investing activities	222	[illegible]	399	(5)
III. Cash flows from investing activities (I-II)	52 032	[illegible]	2 004	(111 193)
C. Cash flows from financing activities				
I. Cash inflows from financing activities	3	[illegible]	158 854	509 036
1. Share issue	-	-	72	72
2. Credit facilities and loans received	-	[illegible]	120 085	125 601
3. Debt securities issue	-	[illegible]	39 341	383 353
4. Other cash inflows from financing activities	3	[illegible]	(624)	10
II. Cash outflows from financing activities	(109 632)	[illegible]	(108 182)	(533 328)
1. Purchase of own shares	-	-	-	-
2. Dividends and equivalents paid to shareholders	-	-	-	-
3. Other expenses related to profit distribution	-	-	-	-
4. Repayment of credit facilities and loans received	(28 057)	[illegible]	(27 333)	(46 302)
5. Redemption of debt securities issued	(61 000)	[illegible]	(68 987)	(431 987)
6. Payments of other financial liabilities	-	-	(209)	(209)
7. Payments of finance lease liabilities	(624)	[illegible]	188	0
8. Interest paid	(19 604)	[illegible]	(4 287)	(31 082)
9. Other cash outflows from financing activities	(2 347)	[illegible]	(7 532)	(23 748)
III. Cash flows from financing activities (I-II)	(109 629)	[illegible]	50 692	(24 292)
D. Net increase (decrease) in cash and cash equivalents (A+/-B+/-C)	27 736	[illegible]	103 527	49 629
E. Balance sheet change in cash position	27 736	[illegible]	103 527	49 629
- change in cash position due to exchange rate differences	3 048	[illegible]	3	3
F. Cash at the beginning of the financial year	47 181	[illegible]	19 276	73 173
G. Cash at the end of the financial year (F+/- D), including:	74 917	[illegible]	122 802	122 802
- restricted cash and cash equivalents	703	[illegible]	35 337	35 337

BALANCE SHEET (in thousand PLN)	[illegible]	[illegible]	[illegible]	[illegible]
Assets				
I. Fixed assets	791 864	…023	893 982	695 516
1. Intangible fixed assets, including:	23 307	…866	9 275	4 561
- goodwill	28	…40	76	88
2. Tangible fixed assets	100 957	…284	96 462	56 808
3. Long-term receivables	2 818	…506	3 889	3 920
3.1. From related parties	1 602	…602	1 602	1 602
3.2. From other parties	1 216	…904	2 287	2 318
4. Long-term investments	853 710	…785	768 005	607 101
4.1. Land and buildings	-	-	-	-
4.2. Intangible fixed assets	-	-	-	-
4.3. Long-term financial investments	853 461	…536	767 781	606 877
a) in related parties, including:	587 665	…117	682 210	559 695
- investments in associated undertakings accounted for by the equity method of accounting	-	-	-	-
b) in other parties	85 790	…419	85 571	47 182
4.4. Other long-term investments	249	…249	224	224
5. Deferred tax and long-term deferred costs	11 082	…802	16 361	24 328
5.1. Deferred tax	8 486	…0	13 639	18 563
5.2. Deferred costs	1 598	…802	2 722	5 763
II. Current assets	516 180	…881	447 138	456 676
1. Inventories	9 685	…738	46 119	55 655
2. Receivables	308 071	…825	324 261	264 142
2.1. From related parties	40 496	…819	36 195	65 283
2.2. From other parties	265 575	…006	288 066	198 849
3. Short-term investments	181 412	…661	88 667	134 162
3.1. Short-term financial investments	181 412	…651	88 667	134 162
a) in related parties	128 388	…493	0	49 563
b) in other parties	43 273	…811	46 811	76 765
c) cash and cash equivalents	9 751	…147	21 856	7 834
3.2. Other short-term investments	-	-	-	-
4. Short-term deferred costs	19 022	…767	9 081	2 717
Total assets	1 308 074	1 …904	1 341 120	1 152 192

Shareholders' equity and liabilities				
I. Shareholders' equity	712 695	…131	672 134	635 388
1. Share capital	13 781	…781	13 534	13 462
2. Unpaid capital	-	-	-	-
3. Own shares held (negative value)	-	-	-	-
4. Spare capital	696 652	…852	530 117	538 117
5. Revaluation reserve	-	-	-	-
6. Other spare capital	-	-	-	-
7. Undistributed profit (not covered loss) from previous years	-	-	1 900	1 900
8. Net profit (loss)	2 262	…888	120 583	83 920
9. Net profit deductions (negative value)	-	-	-	-
II. Liabilities and provisions	595 379	…773	668 986	516 793
1. Deferred income tax and provisions	18 906	…982	15 346	16 056
1.1. Deferred income tax	-	…770	-	-
1.2. Provisions for retirement benefits and equivalent	800	…800	800	800
a) long-term provisions	800	…800	800	800
b) short-term provisions	-	-	-	-
1.3. Other provisions	18 105	…392	14 545	15 256
a) long-term provisions	-	-	-	-
b) short-term provisions	18 105	…392	14 545	15 256
2. Long-term liabilities	188 351	…647	224 600	213 814
2.1. To related parties	-	-	-	-
2.2. To other parties	188 351	…647	224 600	213 814
3. Short-term liabilities	382 194	…084	416 966	275 627
3.1. To related parties	7 887	…671	25 371	18 881
3.2. To other parties	372 551	…888	390 747	255 665
3.3. Special funds	1 756	…517	848	1 101
4. Badwill and accruals	5 929	…110	12 075	11 296
4.1. Badwill	-	-	-	16
4.2. Accruals	5 929	…110	12 075	11 280
a) long-term	-	-	-	-
b) short-term	5 929	…110	12 075	11 280
Total liabilities and shareholders' equity	1 308 074	1 …904	1 341 120	1 152 192

Book value	712 695	…131	672 134	635 388
Number of shares	13 791 201	13 …201	13 534 524	13 534 524
Book value per share (in PLN)	51,68	…7,22	49,66	46,95
Anticipated number of shares	-	-	-	-
Diluted book value per share (in PLN)	-	-	-	-

OFF-BALANCE SHEET ITEMS (in thousand PLN)	[illegible]	[illegible]	[illegible]	[illegible]
1. Contingent receivables	-	-	-	-
1.1. From related parties	-	-	-	-
- guarantees received	-	-	-	-
1.2. From other parties	-	-	-	-
- guarantees received	-	-	-	-
2. Contingent liabilities	53 802	…848	56 004	83 323
2.1. To related parties	13 895	…235	16 135	21 585
- guarantees granted	13 895	…235	16 135	21 585
2.2. To other parties	39 907	…613	39 869	61 738
- guarantees granted	39 907	…613	39 869	61 738
3. Other	-	-	-	-
Total off-balance sheet items	53 802	…846	56 004	83 323

STATEMENT OF OPERATIONS (in thousand PLN)	4th quarter 2002 from 01.10.2002 to 31.12.2002	4 quarters 2002	4th quarter 2001 from 01.10.2001 to 31.12.2001	4 quarters 2001
I. Revenues, including:	240 278	[illegible] 343	331 089	919 630
- from related parties	22 928	[illegible] 723	13 385	54 858
1. Sales of finished products and services	146 443	[illegible] 173	181 079	643 038
2. Sales of goods for resale and materials	93 835	[illegible] 170	150 020	275 594
II. Cost of sales, including:	148 220	[illegible] 198	241 380	533 278
- to related parties	16 873	[illegible] 020	2 488	25 882
1. Costs of products and services sold	65 999	[illegible] 828	96 001	285 500
2. Costs of goods and materials sold	82 228	[illegible] 372	145 388	247 778
III. Gross margin (I-II)	92 059	[illegible] 145	89 709	386 252
IV. Selling costs	15 307	[illegible] 408	22 514	61 578
V. General and administrative costs	44 184	[illegible] 497	40 878	150 729
VI. Net margin (III-IV-V)	32 579	[illegible] 242	26 319	183 945
VII. Other operating income	1 297	[illegible] 308	3 996	6 288
1. Profit on disposal of non-financial fixed assets	-	-	-	-
2. Donations received	-	-	-	-
3. Other operating income	1 287	[illegible] 308	3 998	6 286
VIII. Other operating expenses	12 509	[illegible] 604	10 661	29 768
1. Loss on disposal of non-financial fixed assets	(49)	222	(123)	468
2. Provisions for non-financial fixed assets	3 270	[illegible] 493	6 086	7 344
3. Other operating expenses	9 288	[illegible] 889	4 708	21 936
IX. Operating profit (VI+VII-VIII)	21 367	[illegible] 946	19 664	160 443
X. Financial income	11 293	[illegible] 808	21 806	77 607
1. Dividends and equivalents received, including:	0	[illegible] 895	17	1 121
- from related parties	-	[illegible] 542	0	980
2. Interest, including:	10 103	[illegible] 371	11 684	55 110
- from related parties	8 325	[illegible] 202	9 166	48 448
3. Profits on disposal of investments	2 021	[illegible] 424	(16)	634
4. Revaluation of investments	(1 196)	[illegible] 850	5 160	10 015
5. Other	365	[illegible] 288	4 965	10 527
XI. Financial expenses	130 825	[illegible] 576	(8 895)	67 288
1. Interest, including:	10 796	[illegible] 811	9 664	35 600
- to related parties	-	97	308	346
2. Losses on disposal of investments	119	119	98	2 530
3. Revaluation of investments	117 961	[illegible] 300	(15 978)	9 794
4. Other	1 950	[illegible] 245	(2 699)	19 364
XII. Profit on ordinary activities before taxes (IX+X-XI)	(98 165)	[illegible] 979	50 384	170 762
XIII. Extraordinary items (XIII.1. - XIII.2.)	0	0	0	0
1. Extraordinary profit	-	-	-	-
2. Extraordinary loss	-	-	-	-
XIV. Profit before income tax (XII+/-XIII)	(98 165)	[illegible] 979	50 384	170 762
XV. Income tax	(21 729)	[illegible] 727	13 701	50 179
a) current tax	2 538	[illegible] 584	8 778	46 841
b) deferred tax	(24 267)	[illegible] 143	4 923	3 338
XVI. Other obligatory charges	0	0	0	0
XVII. Share of result of associates accounted for by the equity method of accounting	0	0	0	0
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	(76 436)	[illegible] 252	36 683	120 583
Net profit (for 12 months)	2 252		120 583	
Weighted average number of ordinary shares	13 623 548		13 534 005	
Basic earnings per ordinary share (in PLN)	0.17		8,91	
Weighted average anticipated number of ordinary shares	-		-	
Diluted earnings per ordinary share (in PLN)	-		-	

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (in thousand PLN)	4th quarter 2002 [illegible]	January [illegible]	4th quarter 2001 [illegible]	4 quarters 2001 [illegible]
I. Opening balance of shareholders' equity	789 131	[illegible] 134	635 399	569 451
a) changes in accounting policy	-	-	-	1 800
b) corrections of fundamental errors	-	-	-	-19 872
I.a. Opening balance of shareholders' equity after reconciliation to comparable data	789 131	[illegible] 134	635 399	551 479
1. Opening balance of share capital	13 791	[illegible] 534	13 462	13 462
1.1. Changes in share capital	-	257	72	72
a) increase	-	257	72	72
- share issue	-	-	72	72
- conversion of bonds	-	257	-	-
b) decrease	-	-	-	-
- redemption of own shares	-	-	-	-
1.2. Closing balance of share capital	13 791	[illegible] 791	13 534	13 534
2. Opening balance of unpaid capital	-	-	-	-
2.1. Changes in unpaid capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
2.2. Closing balance of unpaid capital	-	-	-	-
3. Opening balance of own shares held	-	-	-	-
3.1. Changes in own shares held	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
3.2. Closing balance of own shares held	-	-	-	-
4. Opening balance of spare capital	686 562	[illegible] 888	536 117	499 747
4.1. Changes in spare capital	-	[illegible] 663	0	36 370
a) increase	-	[illegible] 663	0	36 370
- share premium	-	[illegible] 052	-	-
- net profit distribution (statutory)	-	-	-	-
- net profit distribution (over statutory-required minimum value)	-	[illegible] 711	-	36 370
- other	-	1 900	-	-
b) decrease	-	-	-	-
- loss cover	-	-	-	-
4.2. Closing balance of spare capital	686 562	[illegible] 552	536 117	536 117
5. Opening balance of revaluation reserve	-	-	-	-
5.1. Changes in revaluation reserve	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
- disposal of fixed assets	-	-	-	-
5.2. Closing balance of revaluation reserve	-	-	-	-
6. Opening balance of other spare capital	-	-	-	-
6.1. Changes in other spare capital	-	-	-	-
a) increase	-	-	-	-
b) decrease	-	-	-	-
6.2. Closing balance of other spare capital	-	-	-	-
7. Opening balance of undistributed profit (not covered loss) from prevolus years	-	[illegible] 311	1 900	58 241
7.1. Opening balance of undistributed profit from prevolus years	-	[illegible] 311	1 900	58 241
a) changes in accounting policy	-	-	-	1 900
b) corrections of fundamental errors	-	-	-	-19 872
7.2. Opening balance of undistributed profit from previous years after reconciliation to comparable data	-	[illegible] 311	1 900	38 269
a) increase	-	-	-	-
- profit distribution to spare capital	-	-	-	-
b) decrease	-	[illegible] 311	-	38 369
- profit distribution to spare capital	-	[illegible] 311	-	38 369
7.3. Closing balance of undistributed profit from previous years	-	0	1 900	1 900
7.4. Opening balance of not covered loss from previous years	-	-	-	-
a) changes in accounting policy	-	-	-	-
b) corrections of fundamental errors	-	-	-	-
7.5. Opening balance of not covered loss from previous years after reconciliation to comparable data	-	-	-	-
a) increase	-	-	-	-
- transfer of loss to be covered	-	-	-	-
b) decrease	-	-	-	-
7.6. Closing balance of not covered loss from previous years	-	-	-	-
7.7. Closing balance of undistributed profit (not covered loss) from prevolus years	-	0	1 900	1 900
8. Net profit (loss) for the period	-76 436	[illegible] 152	36 663	120 683
a) net profit	-	[illegible] 162	36 663	100 711
b) net loss	-76 438	-	-	-
c) other net profit (loss) deductions	-	-	-	-
d) changes in accounting policy	-	-	-	-
e) corrections of fundamental errors	-	-	-	19 872
II. Closing balance of shareholders' equity	712 695	[illegible] 195	672 134	672 134
III. Closing balance of shareholders' equity regarding the proposed profit distribution (loss coverage)	712 695	[illegible] 195	672 134	672 134

PROKOM SOFTWARE SA SA-QSr 4 / 2002 In thousand PLN

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
A. Cash flows from operating activities				
I. Net profit (loss)	(76 436)	252	36 663	120 583
II. Adjustments to reconcile net profit to net cash generated by operating activities:	168 548	121	12 947	58 910
1. Share of result of associates accounted for by the equity method of accounting	-	-	-	-
2. Depreciation	5 342	248	5 914	22 823
3. Foreign exchange gains (losses)	5 341	710	(1 181)	11 472
4. Interest and dividends received and paid	(7 740)	777)	8 010	(20 821)
5. (Gains) losses from investing activities	1 388	009	(20 952)	(2 812)
6. Change in provisions	(13 617)	0	(12 201)	(711)
7. Change in inventories	1 053	434	22 603	8 866
8. Change in receivables	1 687	476	(97 222)	(30 737)
9. Change in short-term liabilities (except for credit facilities and loans)	69 333	362)	100 763	41 982
10. Change in prepayments and accruals' balance	(21 728)	308)	2 372	10 180
11. (Received) Contributed donations	2 236	318	3 921	20 016
11. Other adjustments	135 288	372	720	1 618
III. Cash flows from operating activities (I+/-II)	82 110	373	49 610	180 493
B. Cash flows from investing activities				
I. Cash inflows from investing activities	65 658	292	(44 970)	179 467
1. Disposal of intangible and tangible fixed assets	64	454	221	578
2. Disposal of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Disposal of financial investments, including those:	63 653	807	(38 900)	178 888
a) in related parties	13 899	281	(3 898)	66 527
- disposal of financial assets	9 204	663	-	31 812
- dividends and equivalents received	0	542	0	980
- repayment of long-term loans granted	-	-	-	-
- interest	4 796	086	(3 898)	455
- repayment of short-term loans granted	-	-	-	33 276
- other cash inflows from financial assets	-	-	-	#ADR!
b) in other parties	48 654	526	(35 002)	112 381
- disposal of financial assets	34 188	808	(34 943)	111 767
- dividends and equivalents received	2	154	141	141
- repayment of long-term loans granted	14 921	921	-	-
- interest	543	543	(200)	#ADR!
- repayment of short-term loans granted	-	-	-	453
- other cash inflows from financial assets	-	-	-	-
4. Other cash inflows from investing activities	1 041	841	(8 291)	-
II. Cash outflows from investing activities	(33 563)	699)	(32 154)	(367 734)
1. Purchase of intangible and tangible fixed assets	(31 676)	147)	(18 082)	(42 378)
2. Purchase of investments in land, buildings and intangible fixed assets	-	-	-	-
3. Purchase of financial investments, including those:	(1 887)	352)	(16 978)	(326 262)
a) in related parties	(887)	181)	(33 241)	(171 717)
- purchase of financial assets	0	330)	(32 114)	(170 590)
- long-term loans granted	(887)	251)	-	-
- short-term loans granted	-	-	(627)	(627)
- purchase of other financial assets	-	-	(500)	(500)
b) in other parties	(1 000)	171)	16 283	(153 646)
- purchase of financial assets	(1 534)	543)	35 333	(70 921)
- long-term loans granted	(116)	003)	(19 070)	(70 912)
- short-term loans granted	650	0	-	(11 712)
- purchase of other financial assets	-	(28)	-	-
4. Other cash outflows from investing activities	-	-	(94)	(94)
III. Cash flows from investing activities (I-II)	32 085	397)	(77 124)	(188 267)
C. Cash flows from financing activities	0	0	0	0
I. Cash inflows from financing activities	0	915	145 646	503 646
1. Share issue	-	-	72	72
2. Credit facilities and loans received	-	816	120 574	120 574
3. Debt securities issue	-	000	25 000	383 000
4. Other cash inflows from financing activities	-	-	-	-
II. Cash outflows from financing activities	(120 601)	198)	(104 110)	(526 835)
1. Purchase of own shares	-	-	-	-
2. Dividends and equivalents paid to shareholders	-	-	-	-
3. Other expenses related to profit distribution	-	-	-	-
4. Repayment of credit facilities and loans received	(37 969)	-	(23 333)	(40 502)
5. Redemption of debt securities issued	(81 000)	500)	(68 987)	(431 987)
6. Payments of other financial liabilities	-	-	-	-
7. Payments of finance lease liabilities	-	-	-	-
8. Interest paid	(19 396)	378)	(4 189)	(30 846)
9. Other cash outflows from financing activities	(2 236)	318)	(7 602)	(23 888)
III. Cash flows from financing activities (I-II)	(120 601)	581)	41 536	(23 169)
D. Net increase (decrease) in cash and cash equivalents (A+/-B+/-C)	3 504	105)	14 022	(30 963)
E. Balance sheet change in cash position	3 504	105)	14 022	(30 963)
- change in cash position due to exchange rate differences	3 046	358	3	3
F. Cash at the beginning of the financial year	6 147	858	7 884	52 819
G. Cash at the end of the financial year (F+/- D), including:	8 751	751	21 856	21 856
- restricted cash and cash equivalents	-	-	5 379	5 379

February 28, 2004

Dariusz Górka - Member of the Board

Krzysztof Wilski - Vice President of the Board

Comments to the Quarterly consolidated financial statements of
Prokom Software SA Capital Group
for the 4th Quarter 2003 (SA-QSr 4/2003)

I. **Rules adopted in preparation of this report**

1. This consolidated quarterly report of Prokom Software SA Capital Group (Report) presents data for the 4th quarter 2003 in a form of:
   - consolidated financial statements, including: consolidated balance sheet, off-balance sheet items, consolidated profit and loss account, statement of changes in consolidated shareholders' equity and consolidated statement of cash flows,
   - Prokom Software SA's abbreviated unconsolidated financial statements, including: balance sheet, off-balance sheet items, profit and loss account, statement of changes in shareholders' equity and statement of cash flows,
   - comments of the Parent Company's Management Board to the quarterly consolidated financial statements.

2. The quarterly consolidated financial statements of Prokom Software SA Capital Group for the 4th quarter of 2003 have been prepared in accordance with the following legal regulations: the Accounting Act of September 29th 1994 (with further changes), Decree of Minister of Finance of December 12th 2001 (with further changes) concerning consolidation rules and two Decrees of the Council of Ministers of October 16th 2001 (with further changes) concerning preparation of the prospectus and the information requirements for the listed companies.
   Financial information included in this Report were prepared in accordance with the accounting principles relating to the valuation of assets and liabilities and determination of the net financial result as set at the balance sheet date, including provision for the deferred corporate income tax and provision for the revaluation of assets.

3. Detailed description of accounting principles adopted for 4Q/2003 financial statements was included in semi-annual consolidated report (SA-PS 2003) of the Group, which was published on 24th October 2003.

4. In the 4th quarter of 2003 the following changes took place in the structure of the Group:
   - Prokom Software SA increased its stake in Koma SA to 75% in the share capital and votes at the General Shareholders' Meeting of Koma SA.
   - As the result of sale to TP Internet SA of all shares of Wirtualna Polska SA, as at December 31st Prokom Software SA does not hold any shares of Wirtualna Polska SA.
   - As the result of sale to Demos SA of all shares of WWW praca com Sp. z o.o., as at December 31st Prokom Software SA does not hold any shares of WWW praca com Sp. z o.o.

5. In the consolidated financial statements for the 4th quarter 2003 the following subsidiaries and associates have been consolidated:

   Prokom Software SA, Softbank SA's Capital Group, Koma SA, ZETO Sp. z o.o., Combidata Poland Sp. z o.o., Incenti SA, Postdata SA, Prokom Internet SA's Capital Group, OptiX Polska Sp. z o.o., PUP Spin Sp. z o.o.

   Most of the companies that were excluded from consolidation are the entities in which Prokom has the minority stakes. These companies (except for Koma Nord Sp. z o.o.) were already excluded from consolidation at the lower level of preparation of consolidated financial statements i.e.: Prokom Internet SA, Softbank SA, Koma SA and PUP Spin Sp. z o.o.

   Some of the directly dependent companies, along with Koma Nord Sp. z o.o., were excluded from consolidation because of their non-material effect on the Group's consolidated financial statements. This exclusion has been made in accordance with point 58.1.1 and point 3.a. of the Accounting Act dated September 29th 1994.

   Additionally, because of the nature and structure of the transaction of the acquisition of PVT a.s., based on item 57.1.1 of the Accounting Act dated 29 September 1994, the Group decided to exclude this company from the equity method of consolidation.

6. To translate the financial results from Polish zloty (PLN) to Euro (EUR), the following foreign exchange rates (published by the National Bank of Poland) were used:
   - For the Balance Sheet – the rate as at the balance sheet day. The exchange rate on December 31st 2003 was 1 EUR = 4.7170 PLN, while the exchange rate on December 31st 2002 was 1 EUR = 4.0202 PLN;
   - For the Profit and Loss 4Q/2003 – the average of NBP rates applicable on the last day of each month between January and December 2003 (1 EUR = 4.4474 PLN);
   - For the Profit and Loss 4Q/2002 comparative data – the average of NBP rates applicable on the last day of each month between January and December 2002 (1 EUR = 3.8697 PLN).

II. Reserves and revaluation of assets:

The Capital Group

In the 4th quarter the Capital Group of Prokom Software SA (in PLN thousand):

A. Created:

– reserve for retirement bonuses and similar	343
– reserve for guarantee given to an associate company	1,713
– reserve for management bonuses	3,000
– reserve for unused vacation days	447

B. Released:

– reserve for unused vacation days	992
– reserve for maintenance and warranty works	1,530

C. Created the adjustments for the amount of: **+18,918**

Prokom Software S.A.

In the 4th quarter Prokom Software SA (in PLN thousand):

A. Created:

– reserve for guarantee given to an associate company	1,713
– reserve for management bonuses	3,000
B. Created the adjustments for the amount of:	**122,323**

III. Significant achievements of the Capital Group in the 4th quarter 2003 and after the balance sheet date.

<u>Operating activity</u>

In the 4th quarter 2003

Prokom Software SA

- On October 20th 2003, Prokom Software SA concluded the agreement with ZUS for rendering of administration and exploitation of Comprehensive IT System (KSI) ZUS. The subject of the agreement is the continuation of services rendered by Prokom Software SA for ZUS. Due to progressing development of KSI ZUS system and extend of its functionality, the complexity of works connected with the administration and exploitation of KSI ZUS in the period included in the agreement will be much larger than the works realized on the basis of the previous agreements and will require to involve top Prokom Software SA's experts for the whole scope of services rendered. The scope of services included in the agreement among others provides for the administration of information exchange system between ZUS and its payer (SDW). The functionality of this system will enable the payers to verify their data assembled in the central insured register throughout the Internet. The total net value of this contract amounts to PLN 11[illegible].5 million. The contract is to be completed within 12 months. The value of the agreement represents more than 10% of the Company's equity, which qualifies it as the substantial agreement.

(communiqué of Prokom Software SA - RB/49/2003 dated 21 October 2003)

- Since September 20th 2003 the total value of transactions between the Company (and its subsidiaries) and Telekomunikacja Polska SA (and its subsidiaries) exceeded 10% of Prokom Software SA's equity, reaching the amount of PLN 78.8 million. The most significant contract in this period was signed on November 5th 2003 between Telekomunikacja Polska SA (TP SA) and OptiX Polska Sp. z o.o. (Prokom Software SA's subsidiary), regarding the implementation and service of TP SA's Central Backup System, which is based on "LEGATO" software and STK, HP, SUN and IBM hardware. The Central Backup System creates the reserve data copies of all TP SA's production systems. The net value of the contract amounts to PLN 44.0 million. Moreover, Prokom Software SA concluded with Telekomunikacja Polska SA (TP SA) the following agreements:

    1. The General agreement concerning providing of IT services and granting the license for user software for the period until December 31st 2004, with the possibility of extension of the contract for another one-year period. The agreement constitutes the grounds for continuation of over ten year co-operation and will allow to modify and develop the TP SA's IT system provided by Prokom.
    2. Three executive agreements relating to the General agreement, which include rendering of services in the scope of development and maintenance of TP SA's IT system as well as functional supporting of its users. The duration of realization of these

agreements covers the period until December 31st 2004. The total value of executive agreements amounts to PLN 29.8 million.

(communiqué of Prokom Software SA - RB/51/2003 dated 6 November 2003)

Softbank SA

- On October 27th 2003 Softbank SA concluded the agreement with PKO BP SA relating to the delivery and installation of computer software and hardware and provision of related maintenance services for the total amount of PLN 54.5 million.

(communiqué of Softbank SA – dated 27 October 2003)

- On October 28th 2003 Ministry of Internal Affairs and Administration (MSWiA) concluded with Softbank the agreement for the procurement and implementation of the Central Register of Vehicles and Drivers (CEPiK) information system. The value of the contract amounts to PLN 188.9 million. According to the agreement, the implementation should be completed by December 31st 2005 and in addition, Softbank will be providing maintenance of the system until December 31st 2009. MSWiA will pay for the works performed in monthly instalments in the period between April 1st 2004 and December 31st 2009. The agreement constitutes on Softbank SA's side contractual penalties up to the total contract value.

(communiqué of Softbank SA – dated 28 October 2003)

- On October 28th 2003 Softbank SA concluded the contract with Face Technologies (PTY) Ltd. of the Republic of South Africa, for the purchase of IT solutions, including services, training, software and licenses. The contract will be performed until December 31st 2004. The value of the contract was deemed material as it falls within the range of 40%–75% of Softbank's equity.

(communiqué of Softbank SA – dated 6 November 2003)

- On December 4th 2003 Softbank SA signed the sub-contracting agreement with Comp SA of Warsaw for the procurement of the Security Sub-system for the Central Register of Vehicles and Drivers (CEPiK). The contract will be executed according to the schedule of the works on the CEPiK system (see the disclosure of 28 October 2003). The net value of the contract amounts to PLN 35.7 million.

(communiqué of Softbank SA – dated 4 December 2003)

- On December 10th 2003 Softbank SA signed the annex to the agreement with PKO BP SA of December 19th 2001 for the sale of Microsoft software within the frame of the Microsoft Enterprise project. The value of the annex amounts to USD 6,363,652 (approximately PLN 24.1 million). The payments will be invoiced semi-annually and will be made within the period of three years.

(communiqué of Softbank SA – dated 12 December 2003)

- **Optix Polska Sp. z o.o.**
  - executed the preliminary stage of the contract regarding Central Backup System for TP SA
  - developed the matrix system and implemented the HSM system at PTK Centertel SA
  - provided the integrated mailing system (print and dispatch) to BZ WBK SA
  - provided the Storage Area Network to PTC Sp. z o.o.
- **Incenti SA**
  - signed the agreement with Drosed SA regarding provision of hosting and WAN administration services
  - finished the implementation of Data Processing Center for TP SA (including power supply and air-conditioning systems)

- **Koma SA**
  - sold the KOMA HR license to Comp Soft SA
  - implemented the ERSI software in Farmacol SA
  - sold the in-house network to ING BSK SA
- **Combidata Poland Sp. z o.o.**
  - finished the trainings in the field of Comprehensive Katastral System, organized for Ministry of Justice, Ministry of Finance and Geodesy and Cartography Office
  - executed two contracts for the Ministry of Education regarding trainings in the field of Microsoft Visual Studio Net
  - carried out the mass trainings for the new version of "Płatnik" software (PP2)
  - carried out the trainings for PPUP Poczta Polska SA's IT specialists in the field of SQL Server and MS Server, which is connected with the implementation of Poczta 2000 system carried out by Postdata SA
  - finished the "Telepraca" project – an Internet based project dedicated to disabled population
  - concluded the agreement with Oracle Polska for providing of authorized trainings
  - in connection with the implementation of CRM system in TP SA, the company provided the package of electronic trainings regarding key business processes and changes of system functionality. The trainings were available throughout LMS SA...
- **The Polished Group SA**
  - continued work on the development of Intranet Server system; started the production of SyncServer system, enabling synchronization of data on mobile phones throughout GPRS
- **Ce-market.com Sp. z o.o.**
  - continued work on integration of the sale systems at Impexmetal SA.
  - carried out the pre-implementation analysis of SAP R/3 system at Szoplenice SA
- **Postinfo Sp. z o.o.**
  - executed the contracts with TP SA regarding the development of SOKB and the maintenance over SOKK.
  - continued the technical support of FRED system at NETIA SA

After the balance sheet date

- On January 6th 2004 Softbank SA signed with Softbank Serwis Sp. z o. o., the wholly-owned subsidiary, the sub-contracting agreement for the procurement of works, implementation assistance and servicing of the infrastructure of CEPiK system (Central Registry of Vehicles and Drivers). The contract's value amounts to PLN 8.8 million. Payments will be made in instalments upon the receipt of payments from Softbank's client - Ministry of Internal Affairs and Administration.

(communiqué of Softbank SA – dated 7 January 2004)

- On January 15th 2004 Softbank SA and the Agency for Restructuring and Modernisation of Agriculture of Warsaw executed the agreement on delivery and installation of computer hardware (servers and mass memories), along with the software necessary to develop the Integrated Management and Control System. The agreement is to be performed within eight weeks of its execution date and provides for contractual penalties of 0.02% of the total remuneration (VAT exclusive) for each day of delay. The net value of the agreement is PLN 18,912,643. It is considered as significant as it exceeds 10% of Softbank SA's equity.

(communiqué of Softbank SA – dated 16 January 2004)

Financing activities

In the 4th Quarter 2003:

As in the previous periods Prokom Software SA Capital Group financed its operations with cash generated from operations as well as external sources, of which the most important were:

- short-term commercial paper offered on the market by ING Bank Śląski SA (the maximum value of the Program was PLN 150 million; at the balance sheet date all papers were repaid).
- short-term ordinary bearer bonds program of the maximum nominal value of PLN 200 million, offered by BRE Bank SA (PLN 68.6 million was used as at February 26th 2004). *(communiqué of Prokom Software SA – RB/24/2003 dated 20 June 2003)*
- revolving credit line with BRE Bank SA (the maximum value of PLN 15 million – as at February 26th 2004, PLN 4.7 million was used)
- revolving credit line with Raiffeisen Bank Polska SA (the maximum value of PLN 90 million – as at February 26th 2004, PLN 12.4 million was used).
- revolving credit line with BPH PBK SA (the maximum value of PLN 200 million – as at February 26th 2004, PLN 20.6 million was used).
- investment loan with BPH PBK SA (the value of PLN 100 million – as at February 26th 2004, PLN 55.9 million was used).
- convertible bonds (nominal value of PLN 200 million). As at February 26th 2004 the value of issued bonds was equal to PLN 156.7 million.
- investment loans with J&T Banka, a.s. and Keene & Soons Ltd (the total value of CZK 281 million being the equivalent of PLN 41.9 million – as at February 26th 2004 was fully used).

Other financing activity:

- On December 30th 2003 the Company signed an annex to the credit agreement with Bank Przemysłowo – Handlowy PBK SA, based on which the credit line of PLN 200 million established in May 2003 (Company's communiqué from May 20th 2003) was prolonged until May 18th 2006.

(communiqué of Prokom Software SA - RB/56/2003 dated 31 December 2003)

- On December 30th 2003 the Company signed an annex to the credit agreement with Raiffeisen Bank Polska SA, based on which the current account credit line of PLN 90 million established in May 2003 (Company's communiqué from April 18th 2003) was prolonged until October 31st 2005.

(communiqué of Prokom Software SA - RB/57/2003 dated 31 December 2003)

The Group invested spare cash in commercial papers and bank deposits. The Group used its own resources, external debt and cash collected from its accounts receivables to pay for its obligations that resulted from the normal course of business.

As in the prior periods, the Group used NDF contracts to hedge against the FX risk.

As at December 31st 2003 the Parent Company's liabilities amounted to PLN 451.8 million. In the opinion of the Management, the Parent Company's liabilities should remain at the same or lower level. The Company may increase the use of its existing credit capacity in case of new capital investment requirements.

Investing activities

In the 4th Quarter 2003

- On October 17th 2003 the court registered an increase in the share capital of AWIM Mediabank SA, Softbank's subsidiary. Currently, the share capital of AWIM Mediabank SA amounts to PLN 7,915,000. Softbank holds 7,915 shares, representing 100% of the share capital of AWIM Mediabank SA, and is entitled to 158,300 voting rights at the General Shareholders' Meeting, representing 100% of the total voting rights.

(communiqué of Softbank SA – dated 29 October 2003)

- on October 22nd 2003 the Company received information on obtaining indispensable consent of the President of Consumer and Competition Protection Office regarding C2 System Polska SA and RUM IT SA, founded jointly by Prokom Software SA and Computerland SA.

(communiqué of Prokom Software SA - RB/50/2003 dated 23 October 2003)

- On October 28th 2003 the court registered the increase in the share capital of Softbank SA. As the result, the stake of Prokom Software SA in the share capital and voting rights at the General Shareholders' Meeting, decreased from 23.22% to 22.85%. Currently, the share capital of Softbank SA amounts to PLN 20,950,512 and is divided into 20,950,512 ordinary shares with the nominal value of PLN 1 each.

(communiqué of Softbank SA – dated 6 November 2003)

- On November 14th 2003 the District Court in Katowice, Poland, registered the decrease in the share capital of Koma SA (subsidiary of Prokom Software SA). As the result of the redemption of 69,000 shares held by Solteq Oyj, seated in Tampere, Finland, the stake of Prokom Software SA increased from 56.26% to 75.00% of the share capital and voting rights at the General Shareholders' Meeting of Koma SA. After the registration of the redemption, the share capital of Koma SA amounts to PLN 1,035,530 and splits into 207,106 registered shares of nominal value of PLN 5 each, jointly giving rights to 207,106 votes at the General Shareholders' Meeting.

(communiqué of Prokom Software SA - RB/8/2004 dated 18 February 2004)

- On November 28th 2003, Prokom Software SA and Mr. Aleksander Lesz signed the annex to the shareholder agreement dated October 24th 2002 (Prokom Software SA communiqué RB/51/2002 dated on October 25th 2002). The annex extends the date of the expiration of Prokom's call option to purchase Softbank's shares still owned by Mr. Aleksander Lesz until the 6th of February 2004.

(communiqué of Prokom Software SA - RB/53/2003 dated 29 November 2003)

- On December 23rd 2003, Prokom Internet SA (a subsidiary of Prokom Software S.A., controlled by ownership of 95% of shares and voting rights at the General Shareholders' Meeting) sold to TP Internet SA 964,343 shares of Wirtualna Polska SA, which constituted 21.57% of the share capital and voting rights at the General Shareholders' Meeting, which qualified shares sold as the substantial assets. The transaction was completed with the unit price of USD 15 per share, an equivalent of PLN 56.12. The call option, which was described in the "Wirtualna Polska SA's share agreement" dated October 26th, 2001 (communiqué RB/56/2001), expired upon the transfer of the ownership of shares. After the transaction, the Capital Group of Prokom Software SA does not hold any shares of Wirtualna Polska SA.

(communiqué of Prokom Software SA - RB/54/2003 dated 24 December 2003)

- On December 23rd 2003 Prokom Internet SA (Prokom Software SA's subsidiary through 95% stake in the share capital and voting rights at the General Shareholders' Meeting) sold all shares in WWW praca com Sp. z o.o. All 51 shares were purchased by Demos SA, seated in Gdynia for the price of

PLN 1 per share. The book value of shares sold at the transaction date was PLN 1.96 million. Demos SA is contractually committed to sell back 26% of total share capital of WWW praca com Sp. z o.o. on Prokom Internet SA'a demand within the period of two years at the price of PLN 1 per share. The shares sold constituted 51% of WWW praca com Sp. z o.o.'s equity which qualified them as the substantial assets.

(communiqué of Prokom Software SA - RB/5/2004 dated 5 February 2004)

After the balance sheet date

- On January 13th 2004 the court registered the increase of the share capital of AWiM Mediabank SA, Softbank's subsidiary undertaking. Currently, the share capital of AWiM Mediabank SA amounts to PLN 8,715,000. Softbank holds 87,150 shares, representing 100% of the share capital of AWiM Mediabank SA, and is entitled to 174 300 voting rights at the General Shareholders' Meeting, representing 100% of the total voting rights.

(communiqué of Softbank SA – dated 26 January 2004)

- On January 21st 2004 the court registered the increase of the share capital of Zeto-Rodan Sp. z o.o., Softbank's subsidiary. Currently, the share capital of Zeto-Rodan Sp. z o.o. amounts to PLN 200,000. Softbank holds 204 shares, representing 51% of the total share capital of Zeto-Rodan Sp. z o.o., and is entitled to 204 voting rights at the General Shareholders' Meeting, representing 51% of the total voting rights.

(communiqué of Softbank SA – dated 5 January 2004)

IV. Significant events influencing financial results

The cumulative sales revenues of the Capital Group of Prokom Software after the 4th quarter of 2003 amounted to PLN 1,443.7 million. Operating profit amounted to PLN 150.1 million, Profit before Income Tax PLN 169.2 million and Net Profit PLN 104.0 million.

The main factors influencing the Net Profit of the Group were:

- Net profits generated by the companies from the Group
- Amortization of goodwill of PLN 43.1 million
- Losses of the Internet companies amounting to PLN 19.0 million
- Sale of Wirtualna Polska SA for the price PLN 54.1 million

Revenues

In the 4th quarter of 2003 the sales of products and services represented 55.6% of total revenues, while the remaining 44.4% was generated by sales of goods and materials. The majority of the Group's revenues were generated by Prokom Software SA (60.4%).

Costs

After the 4th quarter 2003 the costs of products, services, goods and materials sold amounted to PLN 959.3 million, with the selling margin of 33.6%. The selling margin on sales of products and services equaled to 51.6%, whereas the selling margin on sales of goods and materials was 11.0%. Selling costs amounted to PLN 85.2 million and the general and administrative expenses summed up to PLN 228.0 million.

The reported results include the adjustment to revenues and profits of the four quarters of 2002 relating to the transaction with PUP Spin Sp. z o.o., which was described in details in the Management's Discussion & Analysis to the 2002 Annual Report. The effect of this adjustment was the increase of the 2nd quarter 2002 revenues and net profit by approximately PLN [illegible]6 million and PLN 19.9 million, respectively.

V. The valuation of the possibility of fulfillment of previously published financial results forecasts

The Management Board of Prokom Software S.A. did not present any forecasts of Prokom Software S.A.'s or its Capital Group's financial results to the public.

VI. Changes in shares ownership structure

Shareholders who held directly or indirectly at least 5% of the total number of votes at the General Shareholders' Meeting (GSM) of Prokom Software SA:

Shareholders of Prokom Software SA as at 26 February 2004

Shareholder	Number of shares	% in share capital	Number of votes at GSM	% of votes at GSM
Prokom Investments SA	2,174,573	15.73%	2,4[illegible],253	16.96%
Ryszard Krauze*)	1,888,514	13.66%	2,0[illegible],314	14.23%
Bank of New York**)	1,528,200	11.05%	1,[illegible],200	10.49%
J.P Morgan Chase & Co	869,457	6.29%	8[illegible] 457	5.97%
PZU SA	752,036	5.44%	7[illegible] 036	5.16%
CU OFE BPH CU PBK***)	582,320	4.21%	5[illegible] 320	4.00%

*) on 14 November 2003 Mr. Ryszard Krauze owned directly and indirectly 66.81% of the share capital and votes at the GSM of Prokom Investments SA which results in direct and indirect share of 24.16% in Prokom Software SA's share capital and 25.55% of votes at its GSM.

**) The GDR 's depository

***) on 30 May 2003 CU OFE BPH PBK held 582,320 shares and the bonds convertible to E – series shares of Prokom Software SA. In case of conversion of all issued bonds to shares CU OFE BPH PBK would hold 786,938 shares constituting 5.29% of the share capital and entitling to 5.04% of votes at the General Shareholders' Meeting

Shareholders of Prokom Software SA as at 14 November 2003

Shareholder	Number of shares	% in share capital	Number of votes at GSM	% of votes at GSM
Prokom Investments SA	2,360,573	17.12%	2,[illegible],253	18.28%
Ryszard Krauze*)	1,888,514	13.69%	2,0[illegible],314	14.27%
Bank of New York**)	1,609,124	11.67%	1,[illegible],124	11.07%
PZU S.A.	752,036	5.45%	7[illegible]2 036	5.17%
CU OFE BPH CU PBK***)	582,320	4.22%	5[illegible]2 320	4.01%

*) on 14 November 2003 Mr. Ryszard Krauze owned directly and indirectly 66.77% of the share capital and votes at the GSM of Prokom Investments SA which results in direct and indirect share of 25.12% in Prokom Software SA's share capital and 26.47% of votes at its GSM.

**) The GDR 's depository.

***) on 30 May 2003 CU OFE BPH PBK held 582,320 shares and the bonds convertible to E – series shares of Prokom Software SA. In case of conversion of all issued bonds to shares CU OFE BPH PBK would hold 786,938 shares constituting 5.29% of the share capital and entitling to 5.04% of votes at the General Shareholders' Meeting.

Changes in Prokom Software SA's shares ownership structure:

- On September 19th the District Court in Warsaw registered an increase in the share capital of Prokom Software SA resulting from the issue of 256,677 E series shares (issued on the basis of Extraordinary Shareholders' Meeting's resolution dated on the 17th September 2001).

(communiqué of Prokom Software SA - RB/47/2003 dated 30 September 2003)

- On February 3rd 2004 the National Depository For Securities (KDPW SA) registered 33,500 E-series ordinary bearer shares of Prokom Software SA of the nominal value of PLN 1,00 each under code PLPROKM00054.

(communiqué of Prokom Software SA - RB/2/2004 dated 5 February 2004)

- On February 4th 2004 the Management Board of Warsaw Stock Exchange passed on the resolution concerning bringing into stock circulation 33,500 E-series ordinary bearer shares. The above mentioned shares were brought into stock circulation on the Warsaw Stock Exchange main market on February 10th 2004.

(communiqué of Prokom Software SA - RB/4/2004 dated 5 February 2004)

- On February 12th and 13th 2004 Prokom Investments SA dependent on Mr. Ryszard Krauze – President of the Management Board of Prokom Software SA, had sold 186,[illegible] ordinary bearer shares of Prokom Software SA. - at the average price of PLN 189 per share. As the result of this transaction Mr. Ryszard Krauze, along with Prokom Investments SA, hold together 4,063,[illegible]7 shares of Prokom Software SA, which constitute 29.39% of the share capital and 4,543,567 voting rights, which entitle to 31.19% of total voting rights at the General Shareholders' Meeting of Prokom Software SA.

(communiqué of Prokom Software SA - RB/6/2004 dated 13 February 2004)

- On February 26th 2004 the Company received from J.P. Morgan Chase & Co, with the seat in London (UK), information that J.P. Morgan Chase & Co together with its subsidiaries are the proprietor of 85,171 shares and 1,568,572 GDR's of Prokom Software SA, which constitute 6.29% of share capital and entitle to execute 5.97 votes at the Company's General Shareholders' Meeting.

(communiqué of Prokom Software SA - RB/11/2004 dated 26 February 2004)

- Since the publication of 3Q2004 Report, Bank of New York sold shares of Prokom Software SA and in effect it holds 1,528,200 shares, which entitle to 11.05% of Prokom's share capital and 10.49% of the total voting rights at the General Shareholders' Meeting.

Except for the transactions described above, Prokom Software SA has no knowledge of any other changes in the structure of the Company's ownership.

VII. Changes in the ownership of Company's shares or rights to the shares by the members of the Supervisory Board and the Management Board.

Shareholder	14-11-2003		Increase / decrease		26-02-2004	
	Number of shares	Number of options	Number of shares	Number of options	Number of shares	Number of options
The Management Board*)	2,105,905	-	-35,331	-	2,070,574	-
The Supervisory Board	-	-	-	-	-	-

**) The number of shares includes 1,888,514 shares held by Mr. Ryszard Krauze.*

VIII. Information about legal suits or administrative proceedings pending against Prokom Software SA or its subsidiaries regarding their liabilities or receivables.

In the 4th quarter 2003 there were no pending lawsuits or administrative proceedings against Prokom Software SA or its subsidiaries regarding their liabilities or receivables of combined value exceeding 10% of Prokom Software SA's equity.

IX. Information about uncommon transactions between group companies of value exceeding EUR 500,000.

Excluding the transaction described in paragraph III "Investing activities", all inter-company transactions between group companies were ordinary transactions conducted on usual market conditions and were the result of regular operating activities of Prokom Software SA and its subsidiaries.

X. Guarantees granted.

The combined value of guarantees granted by Prokom Software SA or its subsidiaries to a single entity or its subsidiary did not exceed 10% of Prokom Software SA's equity.

XI. Other information essential for the estimation of the Group's performance and condition.

In the 4th quarter no other information essential for the estimation of the Group's performance and condition have occurred.

Signature of the officer representing the Company

26 February 2004	**Krzysztof Wilski**	**Vice Presdentr of the Management Board**	....
date	full name	function	signature
26 February 2004	**Dariusz Górka**	**Member of the Management Board**	....
date	full name	function	signature

PROKOM SOFTWARE SA

FAX

04 FEB 27 AM 7:21

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

date: 27 Feb, 2004 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 1.2 and 57.1.3 and 61 Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **ADJUSTMENT TO THE QUARTERLY REPORT (SA-4QSr 2003)**

The Management Board of Prokom Software SA informs that:

in Comments to the Quarterly consolidated financial statements of Prokom Software SA Capital Group for the 4th quarter of 2003 (SA-4QSr 2003) on page 2 in chapter II (Reserves and revaluation of assets) in point C:
is currently presented:
C. Created the adjustments for the amount of: +18,918
should be presented:
C. Created the adjustments for the amount of: -18,918

27 Feb, 2004 Dariusz Górka
Member of the Management Board